Exhibit 3.111
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
•	First: The name of the limited liability company is Ginger Creek, LLC

•	Second: The address of its registered office in the State of Delaware is 160 Greentree Drive, Suite 101 in the City of Dover, DE 19904 County of Kent. The name of its Registered agent at such address is National Registered Agents, Inc.

•	Third: (Use this paragraph only if the company is to have a specified effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is .”

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of Ginger Creek, LLC this 4 day of June, 2008.

BY:	/s/ David Womer
Authorized Person(s)

	NAME:	David Womer
Type or Print

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:01 PM 06/04/2008
FILED 01:47 PM 06/04/2008
SRV 080661735 — 4556751 FILE